ALEXANDER CAPITAL L.P.

10 Drs James Parker Blvd, Ste 202

Red Bank, NJ 07701

March 27, 2025

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attn: Marion Graham and Jeff Kauten

Re:	The GrowHub Limited
Registration Statement on Form F-1 Initially Filed on October 31, 2024, as amended File No. 333-282916

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Alexander Capital L.P., as the representative of the several underwriters, hereby joins the request of The GrowHub Limited that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. Eastern Time on Monday, March 31, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

ALEXANDER CAPITAL L.P.
on behalf of itself and as representative of the Underwriters

By:	/s/ Jonathan Gazdak
Name:	Jonathan Gazdak
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]